# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BrilliA Inc, CIK 0002000230
CUSIP: G1645N101
Title of class of securities: Class A Ordinary Shares par value $0.00005
Address of issuer's principal executive offices: 220 Orchard Road, Unit 05-01, Midpoint Orchard, Singapore (U0), 238852
Date of event which requires filing of this statement: 09/09/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002058027

## Reporting persons
- Shim Siang Fan: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 145,000; shared voting power 0; sole dispositive power 145,000; shared dispositive power 0; aggregate amount beneficially owned 145,000 (0.58% of the class)
  Comment: Based on 25,000,000 Class A Ordinary Shares outstanding as of the date thereof.

## Item 1. Issuer
Name of issuer: BrilliA Inc
Address of issuer's principal executive offices: 220 Orchard Road, Unit 05-01, Midpoint Orchard Singapore 238852

## Item 2. Person Filing
Name of person filing: Shim Siang Fan
Address of principal business office or, if none, residence: 18 Lorong PJU 7/8C, Petaling Jaya, Selangor, Malaysia
Citizenship: Singapore

## Item 4. Ownership
Amount beneficially owned: 145,000 Class A Shares
Percent of class: 0.58
Sole power to vote or to direct the vote: 145,000 Class A Shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 145,000 Class A Shares
Shared power to dispose or to direct the disposition: 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Shim Siang Fan: /s/ Shim Siang Fan, Shim Siang Fan (09/10/2025)